1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

October 7, 2008	QMM: AMEX
QTA: TSX-VENTURE
NR-18-08

QUATERRA AND BLACKBERRY ANNOUNCE ADDITIONAL DRILL
HOLES WITH SIGNIFICANT SILVER MINERALIZATION AT NIEVES
PROJECT, MEXICO
Progress updates on Arizona Strip uranium project, MacArthur-Yerington copper projects

VANCOUVER, B.C. – Quaterra Resources and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced assay results for the remaining eight drill holes of an in-fill drilling program at their Nieves silver property in northern Zacatecas, Mexico. These holes have continued to successfully define both high-grade vein and potential bulk-mineable silver mineralization along the Concordia vein, as described in the Company’s September 10, 2008 news release. This drilling also highlights additional potential along the Concordia vein and to the north in the San Gregorio Hill area.

The holes reported today, in combination with previous holes completed by the joint venture, provide approximately 50-meter grid drill coverage both along strike and down dip on a 400 meter section of the Concordia vein. The approximate location of each drill hole at the mid-point of its intersection with the Concordia vein is shown in the long section on the company website. True thicknesses are about 80% of intercept widths reported.

Highlights of today’s results include:

  Hole QTA-80*. Two separate intervals (13.50 meters of 254 g/t silver and 13.58 meters of 213 g/t silver) which include narrower high grade intervals (1.64 meters of 1,065 g/t silver and 4.00 meters of 580 g/t silver). Hole QTA-80, in combination with hole QTA-19 (1.5 meters of 4,020 g/t silver approximately 200 meters to the west), points to attractive high-grade silver potential along this portion of the Concordia vein.
  Hole QTA-76. 114.2 meters averaging 48 g/t silver, including 1.7 meters averaging 634 g/t silver. This intercept, together with thick sections of similar grade intersected in QTA-75 and QTA-77, suggests additional potential deepening to the east.
  Hole QTA-82. All of the reported intercepts, including 1.6 meters averaging 537 g/t silver, occur north of the Concordia vein and most likely are related to a separate and parallel vein system 300 to 400 meters north of the Concordia vein near San Gregorio Hill which has not been systematically drilled.

Exploration maps illustrating all of these features are posted on the Quaterra website. A table of drill-hole results is attached to this news release and posted on the Company’s website.

Future plans: Data is currently being analyzed and modeled in preparation for an updated NI43-101 report by Caracle Creek International Consulting Inc. which will include a resource estimate for the area of close-spaced drilling completed to date. The resource estimate is expected to be completed before the end of this year. The mineralization model will also be used to define additional high priority drill targets.

Arizona Strip uranium project
Drilling is continuing on the Company’s Arizona Strip uranium project in northern Arizona. Since the announced discovery of the A20 mineralized breccia pipe (news release of June 24, 2008), two drill rigs have been dedicated to exploring the A-18 and A-51 airborne VTEM geophysical anomalies. Down-hole time domain electromagnetic (TEM) surveys are being conducted on the deep holes of both targets to locate pyrite caps and position additional holes to identify uranium mineralization at depth.

The A-18 target, located midway between and about half a mile from Quaterra’s mineralized Ollie and A20 pipes, is in an ideal position for a single development to access all three targets. To date, five deep and two shallow holes have been completed that define a 40-foot-deep structural depression at the upper Fossil Mountain horizon. The deep holes have encountered up to eight feet of altered Hermit shale and a strongly altered section of Coconino sandstone that are indicative of close proximity to a pipe throat.

Drilling at the A51 target, located 1.5 miles west of the Company’s A1 discovery (news release of April 8, 2008), has provided similar encouragement. A total of five shallow holes and two deep holes have defined a 60-foot-deep structure at the upper Fossil Mountain horizon and more than 20 feet of alteration in the Hermit shale. The holes are believed to have encountered the outer margins of a breccia pipe structure.

While waiting to complete a down-hole survey, one rig was moved to the Ollie prospect to re-enter and probe an old hole drilled by Energy Fuels Nuclear in 1990. The probe identified an intercept in hole JH2618-04 of 52.5 feet averaging 0.24% eU3O8** at a depth of 1,342.5 feet, including 27.0 feet averaging 0.36% eU3O8** at a depth of 1,359.5 feet. A down-hole TEM survey (using technology that was nonexistent during the EFN program) identified a significant anomaly to the south of the drilled area which suggests that a large section of the Ollie pipe may remain untested. Down-hole TEM has proved exceptionally valuable in locating the pyrite caps and providing information to target additional drill holes.

The Company has become aware that certain environmental groups have filed a lawsuit against the U.S. Secretary of the Interior, the U.S. Department of the Interior and the Bureau of Land Management seeking to challenge their failure to withdraw certain federal lands from the right of location and entry under U.S. mining laws. If successful, this legal action could greatly affect the economic viability of the Company’s rights to explore and develop its uranium claims on the Arizona Strip. Quaterra believes that the lawsuit is without legal merit. The Company plans to intervene as a defendant in the lawsuit and to pursue other procedures as necessary to protect its interests.

MacArthur-Yerington copper projects
At MacArthur, a total of approximately 77,500 feet has been drilled in 180 holes since the program commenced in April 2007. At present, one rig is drilling on the project. The zone of acid-soluble copper mineralization continues to be extended and results for the latest round of drilling are pending. Mineralization remains open for additional extension to the north, south and in an undrilled 2,000 foot by 1,500 foot area west of the pit.

The Company has retained Tetra Teck Inc. of Denver, Colorado, to complete a NI43-101 compliant technical report and resource estimate for the MacArthur project. The study is in progress and is expected to be completed before the end of this year. To expedite completion of the study, the drilling program will be temporarily discontinued from the middle of October until the end of the year.

Negotiations and due diligence on the Arimetco assets in the Yerington mining district continue to proceed slowly, but with demonstrable progress. The Company remains optimistic that an agreement can be reached before the end of the year whereby Quaterra will agree to acquire all Arimetco’s assets in the Yerington district.

* Nieves core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico and Vancouver, B.C. respectively. A property specific standard was routinely submitted with each batch of samples. Samples were initially run using a conventional 35 element ICP analysis with an aqua regia digestion process. A 30 gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100g/t; fire assay results are reported for silver assays > 100g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion. The azimuth for all holes is 340 degrees except QTA-60 which is 90 degrees and QTA-82 which is 320 degrees. The dip for all holes is -60 degrees.

** On the Arizona Strip in situ uranium grade is expressed as equivalent U3O8 (“eU3O8”). The grade is calculated using uranium industry standard techniques for gamma log interpretation which has been found to be an accurate representation of in-situ grades for uranium mineralization in the district as established by Energy Fuels Nuclear Inc. during their exploration and mining operations conducted on the Arizona Strip. Down hole logging was conducted by Strata Data, Casper, Wyoming. The down-hole gamma logging tools are routinely calibrated by probing standardized test pits in Grand Junction, Colorado.

Dr. Thomas Patton and Mr. Eugene Spiering are the qualified persons responsible for the preparation of this release.

Quaterra Resources Inc. (AMEX: QMM, TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”, President, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Nieves Silver Project

Drill Hole Intercepts: October 2008

Intercepts of QTA75-82

Hole		From	To	Interval (m)	Au g/t	Ag g/t	Ag oz/ton	Lead %	Zinc%
QTA75		124.70	204.30	79.60	0.07	53	1.6	0.05	0.07
	includes	164.08	172.13	8.05	0.18	195	5.7	0.20	0.21

QTA76		100.50	214.70	114.20	0.07	48	1.4	0.06	0.08
	includes	139.60	144.00	4.40	0.20	200	5.8	0.15	0.16
	includes	179.15	186.00	6.85	0.10	233	6.8	0.19	0.40
	includes	182.30	184.00	1.70	0.26	634	18.5	0.37	1.08

QTA77		91.00	169.10	78.10	0.12	76	2.2	0.09	0.12
	includes	122.05	136.00	13.95	0.24	303	8.8	0.42	0.52
	includes	124.00	130.65	6.65	0.32	445	13.0	0.62	0.82

QTA78		74.00	88.00	14.00	0.19	94	2.7	0.08	0.15
	includes	78.00	82.00	4.00	0.35	185	5.4	0.19	0.32

QTA79		340.00	358.00	18.00	0.03	53	1.5	0.09	0.11
	includes	344.00	346.00	2.00	0.03	200	5.8	0.27	0.27

QTA80		256.50	270.00	13.50	0.08	254	7.4	0.21	0.23
	includes	256.50	262.00	5.50	0.17	482	14.1	0.39	0.41
	includes	258.36	260.00	1.64	0.31	1065	31.1	0.89	0.83
		283.27	296.85	13.58	0.16	213	6.2	0.19	0.35
	includes	288.00	292.00	4.00	0.33	580	16.9	0.47	0.84

QTA81		186.07	207.07	21.00	0.09	43	1.3	0.22	0.23
	includes	206.46	207.07	0.61	1.25	806	23.5	4.01	3.67

QTA82		189.15	210.00	20.85	0.06	53	1.5	0.02	0.03
	includes	208.00	210.00	2.00	0.18	289	8.4	0.16	0.14
		382.40	393.80	11.40	0.13	110	3.2	0.14	0.19
	includes	382.40	384.00	1.60	0.29	537	15.7	0.44	0.48

Nieves core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico and Vancouver, B.C. respectively. A property specific standard was routinely submitted with each batch of samples. Samples were initially run using a conventional 35 element ICP analysis with an aqua regia digestion process. A 30 gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100g/t; fire assay results are reported for silver assays > 100g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion. The azimuth for all holes is 340 degrees except QTA-60 which is 90 degrees and QTA-82 which is 320 degrees. The dip for all holes is -60 degrees.